June 25, 2025

Agustin Aldave
Chief Executive Officer
Globa Terra Acquisition Corp
382 NE 191st Street #952377
Miami, FL 33179

       Re: Globa Terra Acquisition Corp
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 17, 2025
           File No. 333-286585
Dear Agustin Aldave:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Part II - Information not Required in Prospectus
Exhibit Index
5.1, page II-3

1. Please have New York counsel revise its opinion to remove inappropriate assumptions. In this regard, for example, we note on page 2, paragraph
1, clauses (v),
       (ix), (xi), (xv), (xiii) and (xiv) are overly broad or assume material or ascertainable facts underlying the opinion. Please also revise assumptions in clauses
(xiii) and (xiv)
       to clarify, if true, that counsel is relying on the Maples Opinion to the extent that these assumptions relate to the company's actions and obligations. For guidance, please refer to Section II.B.3. of Staff Legal Bulletin No. 19. Finally, we note the statement that counsel is relying on the Maples Opinion to assume that the offering is being conducted in accordance with all applicable Cayman Islands rules and regulations;
 June 25, 2025
Page 2

       however, this opinion is not included in the Maples Opinion filed as
Exhibit 5.2.
       Please revise to reconcile.
5.2, page II-3

2. Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove the assumption in paragraph 2.10 of Part 2, as it is not appropriate for counsel to assume material or ascertainable facts underlying the opinion. For guidance, please refer to
       Section II.B.3.a. of Staff Legal Bulletin No. 19.
        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pamela Long at 202-551-3765
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Brandon J. Bortner, Esq.